     (As filed with the Securities and Exchange Commission June 29, 2001)

                                                            File No. ___________

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

             _____________________________________________________

                                 FORM U-13E-1

             _____________________________________________________

                         Edison Sault Electric Company
                               725 East Portage
                       Sault Ste. Marie, Michigan 49783

          (Name of company ("Service Company") filing this report and address of principal executive office)

             _____________________________________________________


                                David K. Porter
               Chairman of the Board and Chief Executive Officer
                         Edison Sault Electric Company
                     c/o Wisconsin Electric Power Company
                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201

                   (Name and address of agent for service)
             _____________________________________________________

     The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

David K. Porter                                      Bruce C. Davidson, Esq.
Edison Sault Electric Company                        Brian D. Winters, Esq
c/o Wisconsin Electric Power Company                 Quarles & Brady LLP
231 West Michigan Street                             411 East Wisconsin Avenue
P.O. Box 2046                                        Milwaukee, Wisconsin 53202
Milwaukee, Wisconsin 53201

     Pursuant to Regulation (S) 250.95, Edison Sault Electric Company hereby submits the following report on Form U-13E-1 containing the information prescribed by that form:

     1.   Name of company filing report (hereinafter called "Service Company").

               Edison Sault Electric Company

     2.   Address of the principal executive office of the Service Company.

               725 East Portage
               Sault Ste. Marie, Michigan 49783

     3. Name and address of person authorized to receive notices and communications from the Commission.

               David K. Porter
               Edison Sault Electric Company
               c/o Wisconsin Electric Power Company
               231 West Michigan Street
               P.O. Box 2046
               Milwaukee, Wisconsin 53201

     4.   Form of organization of the Service Company.

               Corporation

     5. State or other sovereign power under the laws of which the Service Company was organized, and date of organization.

               State of Michigan - 1892

     6. If the Service Company is a partnership or business trust, give the names and addresses of all partners (including limited partners) or all trustees, respectively, and give as to each partner, his share in the partnership.

               Not applicable.

     7. If the Service Company is a corporation, business trust, or any other form of company, give names and addresses of the twenty largest shareholders of record of its outstanding voting securities and the number of shares held by each.

                  Name                             Number of voting shares held
                  ----                             ----------------------------
                                                        (as of March 6, 2001)
                                                         -------------------
     Wisconsin Energy Corporation
     231 West Michigan Street
     P.O. Box 2949
     Milwaukee, Wisconsin 53201                          100 common shares


     8. Names and addresses of all officers and directors of the Service Company and annual rate of compensation to each.

                    Richard A. Abdoo, Director
                    c/o Wisconsin Electric Power Company
                    231 West Michigan Street
                    P.O. Box 2046
                    Milwaukee, Wisconsin 53201
                    (Mr. Abdoo receives no compensation from the Service
                    Company)

                    Charles R. Cole, Director
                    c/o Wisconsin Electric Power Company
                    231 West Michigan Street
                    P.O. Box 2046
                    Milwaukee, Wisconsin 53201
                    (Mr. Cole receives no compensation from the Service Company)

                    David K. Porter, Chairman of the Board and Chief Executive Officer
                    c/o Wisconsin Electric Power Company
                    231 West Michigan Street
                    P.O. Box 2046
                    Milwaukee, Wisconsin 53201
                    (Mr. Porter receives no compensation from the Service
                    Company)

                    Donald Sawruk, Director, President and Chief Operating
                    Officer
                    Edison Sault Electric Company
                    725 East Portage
                    Sault Ste Marie, Michigan 49783
                    (Total Compensation for year 2000: $210,307)

                    Ernest H. Maas, Vice President - Engineering and Operations Edison Sault Electric Company
                    725 East Portage
                    Sault Ste Marie, Michigan 49783
                    (Total Compensation for year 2000: $126,221)

                    Paul Donovan, Chief Financial Officer
                    c/o Wisconsin Electric Power Company

                    231 West Michigan Street
                    P.O. Box 2046
                    Milwaukee, Wisconsin 53201
                    (Mr. Donovan receives no compensation from the Service Company)

                    Jeffrey P. West, Treasurer
                    c/o Wisconsin Electric Power Company
                    231 West Michigan Street
                    P.O. Box 2046
                    Milwaukee, Wisconsin 53201
                    (Mr. West receives no compensation from the Service Company)

     9. With respect to every registered holding company and subsidiary company for which the Service Company is performing, or proposes to perform, services, construction or sale of goods, state:

          (a)  Name of the company and address of its principal office.

               American Transmission Company LLC
               N19 W23993 Ridgeview Parkway West
               P.O. Box 47
               Waukesha, Wisconsin 53187-0047

          (b)  Name of its top registered holding company.

               Alliant Energy Corporation

          (c)  Whether it is a public utility company.

               American Transmission Company LLC has stated in filings with the Securities and Exchange Commission that it is an electric utility company.

     10. With respect to every company of which the Service Company is an affiliate and for which the Service Company is performing, or proposes to perform, services, construction or sale of goods, state:

          (a)  Name of the company and address of its principal office.

               American Transmission Company LLC
               N19 W23993 Ridgeview Parkway West
               P.O. Box 47
               Waukesha, Wisconsin 53187-0047

          (b) The facts which cause the Service Company to be an affiliate of such company.

               (i) The Service Company, Edison Sault Electric Company, is an affiliate of American Transmission Company LLC by virtue of having purchased approximately a 6% interest in American Transmission Company LLC in a transaction authorized by the Commission in an Order dated December 28, 2000 (HCAR No. 35-
                    9741).

     11. If the Service Company performs services, construction, or sale of goods for companies not named in Item 9, state approximately the proportion of the total income of the Service Company derived from such services or sale of goods.

          The Service Company, Edison Sault Electric Company, from time to time performs certain services for a number of associate companies in the Wisconsin Energy Corporation holding company system. The services provided are billed at cost and consequently generate no income for the Service Company.

     12. If the Service Company performs any business other than a service business, state approximately the proportion of the total income of the Service Company derived from such other business.

          The Service Company, Edison Sault Electric Company, is principally in the business of providing utility services to customers in the Upper Peninsula of Michigan. Effectively all of the Service Company's total income is derived from its electric utility business.

     13.  Check the classes of work performed by the Service Company.

           Managerial    ______         Supervision of Construction    X
                                                                     -----
           Financial       X            Advertising                  _____
                         ------
           Legal         ______         Insurance                    _____

           Engineering     X            Purchasing                     X
                         ------                                      -----
           Tax           ______         Marketing                    _____

           Auditing      ______         Statistical                  _____

           Construction    X            Publicity                    _____
                         ------


     Describe briefly the nature of any services performed by the Service Company which are not named above.

     In addition to the services named above, the Service Company, Edison Sault Electric Company, has agreed to perform the following services for American Transmission Company LLC:

               (a)  Control Center Services, which comprise:

                    (i) Necessary functions for operation of control center facilities and for transmission related system use:

                    (ii) Provision and supervision of control center system operator labor;

                    (iii)  Dispatch of field operations personnel;

                    (iv) Necessary functions for restoration/blackstart operations.

               (b)  Real Estate Services, which comprise:

                    (i) Performance of real estate records management functions for the transmission facilities;

                    (ii) Negotiating, drafting, executing, and maintaining records relating to easements, licenses, permits, etc. for the Transmission Facilities;

                    (iii) Monitoring and taking appropriate action regarding encroachments by or upon Transmission Facilities real estate interests of American Transmission Company LLC;

                    (iv) Real estate negotiation, acquisition, and condemnation functions for the Transmission Facilities;

                    (v)    Property owner relations functions;

                    (vi)   Lease management, billing and collection;

                    (vii) Subject to any other agreement, joint facility management (CATV, telephone, fiber, etc.) including billing, collection, pole attachment documentation, and make-ready process;

                    (viii) Federal, State and local highway/road use, relocation and reimbursement;

                    (ix) Support for Public Service Commission of Wisconsin proceedings on Certificates of Public Convenience and Necessity and Certificates of Authority, including data gathering and public meetings;

                    (x)    Route planning, siting and selection.

               (c)  Environmental Services, which comprise:

                    (i) Functions necessary to support preparation of environmental assessments and species management and for all technical services related to environmental matters not included in the operation and maintenance agreement.

                    (ii) Agency relations functions with federal, state or local governmental or regulatory bodies having environmental responsibilities.

               (d)  Operation and Maintenance ("O&M") Services, which comprise:

                    (i) Inspection, field switching and communications repair;

                    (ii) Line equipment maintenance services, such as line inspection, line repair, grounding, corrosion control and right of way access maintenance;

                    (iii) Station equipment services including inspection, structure and foundation repair and system testing and maintenance;

                    (iv) Emergency response services such as field response, emergency clean up response and post-emergency repair;

                    (v) Station related services such as grass maintenance, vegetation control and security checks;

                    (vi) Other miscellaneous services including grounding repair and major equipment repair.

     14. As to each class of work checked or described in Item 13, state whether such class of work is performed or is proposed to be performed:

          (1)  Entirely by officers and employees of the Service Company.

          (2) In part by officers and employees of the Service Company and in part by another person or company engaged or to be engaged by the Service Company for that purpose.

          (3) Entirely by other persons or companies engaged or to be engaged by the Service Company for that purpose.

          The services described in Item 13 are performed by officers and employees of the Service Company, with the exception of construction, which from time to time is performed by independent contractors.

     15. (a) Name, and address of the principal executive office, of each person or company engaged by the Service Company in connection with the performance of any service, sales or construction as indicated in subparagraphs
(2) and (3) of Item 14, and (b) as to each such person or company indicate the services for which such person is engaged by the Service Company.

          The Service Company does not have an ongoing contract with any third - parties to perform construction services.

     16. Attach to this report a balance sheet and a profit and loss statement of the Service Company as of a date not more than three months prior to the date of filing this report, together with any additional information necessary to reflect any major changes in the conditions of the Service Company since the date of such financial statements.

                         Edison Sault Electric Company
                               INCOME STATEMENT

                                MARCH 31, 2001
              --------------------------------------------------

                                                                                          Year To Date
                                                                                   --------------------------
                                                                                   Current Year
                                                                                   ------------
Operating Revenues                                                                 $ 10,655,599
Operating Expenses:
 Purchased Power & Fuel Costs                                                         6,008,070
                                                                                   ------------
   Gross Margin                                                                       4,647,529
                                                                                   ------------
 Other Operating & Maintenance Expenses                                               2,076,628
 Depreciation & Amortization                                                            694,200
 Taxes Other Than Income Taxes                                                          328,800
 Income Taxes                                                                           441,600
                                                                                   ------------
   Total Operating Expenses                                                           9,549,298
                                                                                   ------------
   Operating Income                                                                   1,106,301

Other Income                                                                            515,960

Other Income Deductions                                                                  23,883
                                                                                   ------------
   Income Before Interest Charges                                                     1,598,378

Interest Charges                                                                        650,884
                                                                                   ------------
   Balance Available
   For Common                                                                      $    947,494
                                                                                   ============

                                                      Edison Sault Electric Company
                                                              BALANCE SHEET
                                                             MARCH 31, 2001
                                         ---------------------------------------------------------------
                                                                     STOCKHOLDERS INVESTMENT
ASSETS                                                                   AND LIABILITIES
-------                                                              -----------------------
Plant and Other                                                      Capitalization
  Utility Investment:                                                ---------------
----------------------
                                                                     Common Equity                                      $23,807,250
Gross Plant                              $ 70,815,955                Preferred Stock                                              0
Less: Reserve for Depreciation            (32,042,911)               Long Term Debt (1)                                   4,010,000
                                        -------------                                                                  ------------
  Net Utility Plant                        38,773,044                  Total Debt                                         4,010,000
                                                                                                                       ------------
  Other Investments (Net)                  31,753,186                  Total Capitalization                              27,817,250
                                        -------------                                                                  ------------

                                           70,526,230
                                        -------------
Current Assets:
----------------

Cash                                          102,062                Current Liabilities:
Accounts Receivable (Net)                   3,995,495                ---------------------
Unbilled Revenue                            1,052,822                Notes Payable                                       38,700,000
Materials and Supplier,                       804,538                Accounts Payable                                     2,940,205
Prepayments                                   104,284                Accrued Interest                                        74,691
                                        -------------                Accrued Taxes                                        1,865,959
  Total Current Assets                      6,059,201                Other                                                  193,551
                                        -------------                                                                  ------------
                                                                     Total Current Liabilities                           43,774,406
Deferred Debits:                                                                                                       ------------
-----------------

Unamortized Debt                                    0                Deferred Credits:
  Property Taxes                              768,600                ------------------

Deferred Income Taxes                       2,063,738                Deferred Income Taxes                                6,056,207
EPA Regulatory Asset                        1,064,262                Unamoritzed Investment Tax Credit                      597,629
Other                                       1,723,848                Other                                                3,960,387
                                        -------------                                                                  ------------

Total Deferred Debits                       5,620,448                Total Deferred Credits                              10,614,223
                                        -------------                                                                  ------------
                                                                     Total Stockholders
Total Assets                             $ 82,205,879                Investment and Liabilities                         $82,205,879
                                        =============                                                                  ============

                                                                 (1) Includes Long-Term Energy Thrift Notes of:         $ 4,010,000
                                                                                                                       ============

                         Edison Sault Electric Company
                               INCOME STATEMENT

                               DECEMBER 31, 2000
-------------------------------------------------------------------------------

                                                                                        Year To Date
                                                                    -----------------------------------------------
Operating Revenues                                                                     $39,277,160
Operating Expenses:
  Purchased Power & Fuel Costs                                                          20,760,354
                                                                                    ------------------

   Gross Margin                                                                         18,516,806
                                                                                    ------------------

  Other Operating & Maintenance Expenses                                                 6,707,212
  Depreciation & Amortization                                                            3,502,135
  Taxes Other Than Income Taxes                                                          1,849,120
  Income Taxes                                                                           1,307,362
                                                                                    ------------------
   Total Operating Expenses                                                             34,126,183
                                                                                    ------------------

   Operating Income                                                                      5,150,977

Other Income                                                                               764,752

Other Income Deductions                                                                    774,195
                                                                                    ------------------

   Income Before Interest Charges                                                        5,141,535

Interest Charges                                                                         2,274,729
                                                                                    ------------------
   Balance Available
    for Common                                                                         $ 2,866,806
                                                                                    ==================

                         Edison Sault Electric Company
                             BALANCE SHEET DETAIL
                               DECEMBER 31, 2000
                      -----------------------------------

ACCOUNTS RECEIVABLE
-------------------

Residential and Commercial Accts                $1,975,542
Industrial, Negotiated & Resale Accts            2,237,570
                                                ----------
                                                 4,213,112
Merchandise Accounts Receivable                     23,135
Other Accounts Receivable - CPCO (Net)                   0
              -WEC                                       0
              -Other                               115,887
                                                ----------
   Total                                         4,352,134
Less Reserve                                       (32,000)
                                                ----------

   Net Accounts Receivable                      $4,320,134
                                                ==========

MATERIAL AND SUPPLIES
---------------------
Plant Operating Supplies                        $  735,117
Special Items                                            0
                                                ----------
 Total Inventory                                   735,117
Fuel Stock                                          15,695
Merchandise                                              0
                                                ----------
                                                   750,812
Store Expense                                      (33,019)
                                                ----------
   Total Materials and Supplies                 $  717,793
                                                ==========

OTHER DEFERRED DEBITS
Job Orders In Progress                          $   54,424
Mackinac Island Outage                           1,460,074
Other                                               31,323
Clearing Accounts                                        0
Temporary Facilities                                     0
                                                ----------
   Total                                        $1,545,821
                                                ==========

OTHER CURRENT LIABILITIES
-------------------------

Professional Services                           $   28,000
Payroll Deductions                                   6,341
Outstanding Checks                                       0
Customer Deposits                                   81,599
Accrued Vacation Pay                                52,300
Accrued Savings Plan Cont.                           5,552
Maintenance Projects -
   Tree Trimming                                         0
   Hydro Repairs                                         0
Miscellaneous                                       65,139
                                                ----------
   Total                                        $  238,931
                                                ==========

OTHER DEFERRED CREDITS
----------------------

Customers Advances                              $  665,056
Deferred Compensation                              880,973
Customer Refunds                                         0
Accrued 106-OPEB Liability                       1,240,489
Accrued Pension Costs                            1,143,888
                                                ----------
  Total                                         $3,930,406
                                                ==========

     The Service Company has caused this instrument to be duly executed on its behalf by its authorized officer on this 29th day of June 2001.

                                     Edison Sault Electric Company


                                     By: /s/ David K. Porter
                                         ---------------------------------------
(Seal)                                   David K. Porter, Chairman of the Board
                                         and Chief Executive Officer
Attest:

A. William Finke,   Counsel
------------------------------
(Name)               (Title)

State of Wisconsin
County of Milwaukee

     The undersigned being duly sworn deposes and says that he has duly executed the attached instrument for and on behalf of the Service Company named therein; that he is the Chairman of the Board and Chief Executive Officer of such Service Company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the transaction referred to therein, and that to the best of his knowledge, information and belief the statements made in such instrument are true.

                                     /s/ David K. Porter
                                     ---------------------------
                                     David K. Porter

Subscribed and sworn to before me at
Milwaukee, Wisconsin this 29th day of June 2001.

/s/ A. William Finke
----------------------------

My commission expires is permanent
                      ------------------------------